02045027

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
JUN 2 7 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JUNE 27, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

Telefónica

Telecomunicações de São Paulo S.A. - TELESP

Announces Tariff Readjustment

Press Release, June 26, 2002. (2 pages)

For more information, contact:

Charles E. Allen
Telecomunicações de São Paulo - TELESP
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telesp.com.br

(São Paulo – Brazil), (June, 26, 2002). Telecomunicações de São Paulo S.A. – Telesp (NYSE: TSP; Bovespa: TLPP) – announced on June 26, 2002 that a tariff readjustment to the services provided in region III – sector 34, (corresponding to the concession area of the ex Companhia Telefônica da Borda do Campo – CTBC, which was absorbed after *the Company's restructuring), will become effective as of 06/28/2002. Said readjustment* was authorized by Anatel.

Basic Local Service Plan	Amount R$
Residential monthly basic rate	26.57
Non-residential monthly basic rate	38.97
Trunk lines monthly basic rate (CPCT)	38.97
Installation charge	64.84
Change of address fee	102.20
Local pulse	0.09826
Public telephone credit	0.081

According to the Item 11 of the Concession Contract signed on 02 June, 1998 between the Government and Telesp, through Anatel, the tariffs regarding the services of the telecommunication "services basket", (that is: the installation charge, the monthly basic rate and the pulse) had a 10.4% medium readjustment. This amount is lower than the inflation index IGP-DI, which is defined by contract as the index to be used for the annual readjustments.

The National Long Distance Services had an average readjustment of 5.02%, below the accumulated IGP-DI for the period.

Basic Long Distance Plan	Amount R$
Normal Rates	
DC – Neighboring areas	0.04702
D1 – Up to 50 km	0.10199
D2 – Between 50 and 100 km	0.14643
D3 – Between 100 and 300 km	0.20922
D4 – More than 300 km	0.30560

Differentiated Rates	
DC – Neighboring areas	0.09407
D1 – Up to 50 km	0.20399
D2 – Between 50 and 100 km	0.29288
D3 – Between 100 and 300 km	0.41844
D4 – More than 300 km	0.53210
Reduced Rates	
DC – Neighboring areas	0.02347
D1 – Up to 50 km	0.05097
D2 – Between 50 and 100 km	0.07320
D3 – Between 100 and 300 km	0.10459
D4 – More than 300 km	0.15279
Extra Reduced Rates	
DC – Neighboring areas	0.01171
D1 – Up to 50 km	0.02546
D2 – Between 50 and 100 km	0.03659
D3 – Between 100 and 300 km	0.05229
D4 – More than 300 km	0.07638

TIMETABLE
Normal Rates (working days, from 7:00AM to 9:00AM, from noon to 2:00PM, from 6:00PM to 9:00PM and Saturdays from 7:00AM to 2:00PM).
Differentiated Rates (working days, from 9:00AM to noon and from 2:00PM to 6:00PM).
Reduced Rates (working days, from 6:00AM to 7:00AM and from 9:00PM to 00:00. On Saturdays from 6:00AM to 7:00AM and from 2:00PM to 00:00. On Sundays and national holidays from 6:00AM to 00:00).
Extra Reduced Rates (every day, from 00:00 to 6:00AM).

The amounts include taxes, according the legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: June 27, 2002

By [signature]

Name: Charles E. Allen

Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp – announces Tariff Readjustment.